Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 Tel: 954.463.2700 Fax: 954.463.2224

August 22, 2014

Securities and Exchange Commission

Division of Corporation Finance

Attn: Jeffrey P. Riedler, Assistant Director

100 F. Street, N.E.

Washington, DC 20549

Re:	Catalyst Pharmaceutical Partners, Inc.
Form 10-K for the Fiscal year Ended December 31, 2013
Filed March 19, 2014
File No. 001-33057

Dear Mr. Riedler:

We are responding to the comment contained in your letter (the “Comment Letter”) to Alicia Grande, Chief Financial Officer of Catalyst Pharmaceutical Partners, Inc. (the “Company”), dated August 8, 2014.

1. Please disclose the material terms of your license and collaboration agreement with BioMarin in this section, including the following:

•	the material rights and obligations conferred on all parties under the agreement, including the third-party licensor;

•	the amount of payments to date including initial fees, milestone payments or other payments made to date;

•	the aggregate amount of additional potential milestone payments you may pay in the future to BioMarin;

•	the aggregate amount of additional potential milestone payments you may pay in the future to the third-party licensor;

akerman.com

Securities and Exchange Commission

August 22, 2014

•	the royalty payments you are obligated to pay to BioMarin (within a range of 10%);

•	the royalty payments you are obligated to pay to the third-party licensor (within a range of 10%);

•	all material duration and termination provisions of the agreement; and

•	any additional material provisions.

Company’s Response

As a starting point, the Company believes that all of the material terms of the Company’s strategic collaboration with BioMarin Pharmaceutical, Inc. (“BioMarin”) that are required to be disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”) pursuant to the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) have, in fact, been disclosed.

As reported in the Company’s SEC filings, the Company’s collaboration with BioMarin is documented in two definitive agreements, as amended to date, between Catalyst and BioMarin. The first agreement is that certain Convertible Promissory Note and Note Purchase Agreement, dated as of October 26, 2012 (the “Investment Agreement”), under which BioMarin delivered $5 million to Catalyst on October 26, 2012 (which was originally in the form of a note, but was automatically converted under the terms of the Investment Agreement into shares of the Company’s common stock on December 10, 2012). The second agreement is that certain License Agreement, dated October 26, 2012, between the Company and BioMarin (the “Original License Agreement”) under which Catalyst licensed the North American rights to Firdapse. The Original License Agreement was further amended, effective April 8, 2014, pursuant to that certain Amendment No. 1 to License Agreement (“Amendment No. 1” and, together with the Original License Agreement, the “License Agreement”). The Investment Agreement, the Original License Agreement and Amendment No. 1 have all been filed as exhibits to the Company’s Exchange Act filings.

Under the License Agreement, the Company and BioMarin agreed to undertake various obligations, including the following material obligations: (i) the Company agreed to take over the Phase 3 clinical trial begun by BioMarin evaluating Firdapse for the treatment of Lambert-Eaton Myasthenic Syndrome (“LEMS”) and to use diligent efforts to complete the Phase 3 trial and seek to obtain regulatory approval for and to commercialize Firdapse in the United States; (ii) the Company agreed to purchase certain raw material and finished Firdapse tablets from BioMarin, and BioMarin agreed to transfer certain Firdapse inventory to the Company and to sell additional

Securities and Exchange Commission

August 22, 2014

raw materials and finished Firdapse tablets to the Company; (iii) the Company agreed to make certain royalty payments to BioMarin and to a third-party licensor of the rights sublicensed to Catalyst based on the Company’s net sales of Firdapse in North America; (iv) the Company agreed to make certain milestone payments to the third-party licensor and to the former stockholders of Huxley Pharmaceuticals, Inc. (“Huxley”) that BioMarin is obligated to make (a portion of which are due, in part, on the acceptance of the filing of an NDA for Firdapse for the treatment of LEMS with the U.S. Food & Drug Administration (“FDA”) and, a portion of which are due on the unconditional approval of the FDA of an NDA for Firdapse for the treatment of LEMS); (v) the Company agreed to share in the costs of certain post-marketing studies of Firdapse that have been, are being or will be undertaken by BioMarin; and (vi) the Company and BioMarin agreed to share information regarding their respective clinical studies and trials and regarding patient safety and registry data.

The License Agreement contains termination provisions typical of agreements of this type allowing termination by either party under certain circumstances, for material breaches of the License Agreement. It also permits BioMarin to terminate the License Agreement if the double-blind treatment phase of the Phase 3 trial has not been completed by October 26, 2014 (unless the Company is using diligent efforts to pursue the completion of such treatment phase and has spent at least $5 million in connection with the conduct of the Phase 3 trial during such period). As reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, the double-blind treatment phase of the Phase 3 trial was recently completed and, to date, the Company has spent more than $5 million in connection with the conduct of the Phase 3 trial.

The following are the Company’s responses to the specific questions that you have raised:

•        [Please disclose the] material rights and obligations conferred on all parties under the agreement, including the third-party licensor;

As described above, under the License Agreement the Company has been granted an exclusive license to commercialize Firdapse in North America (Canada, United States and Mexico). It also benefitted from the $5 million investment that BioMarin made in the Company. BioMarin received shares of the Company’s common stock in return for its investment in the Company and will, if the Company is successful in commercializing Firdapse, receive the royalty payments set forth in the License Agreement. The Company will also pay the third-party licensor and the former stockholders of Huxley Pharmaceuticals, Inc. the royalty payments and milestone payments that are set forth in the License Agreement. Both the Company and BioMarin will benefit from the sharing of clinical and preclinical trial data and patent safety registry information about Firdapse and from the jointly funded studies of Firdapse that have been completed, are ongoing or are planned for the future.

Securities and Exchange Commission

August 22, 2014

•        [Please provide] the amount of payments to date including initial fees, milestone payments or other payments made to date;

As reported in the Company’s SEC filings, through June 30, 2014, the Company has paid approximately $9.9 million in development costs for Firdapse. This includes, among other costs incurred by the Company to date regarding the development of Firdapse, the costs associated with the Phase 3 trial, the costs associated with other clinical and non-clinical trials of Firdapse being conducted by the Company, the costs of purchasing raw materials and finished Firdapse tablets from BioMarin, and the Company’s share of the costs of the jointly funded studies of Firdapse being conducted by BioMarin.

The Company was not obligated under the License Agreement to pay any initial fees to BioMarin or to any third-party licensor. Further, no milestone payments have yet become due with respect to Firdapse.

•        [Please provide] the aggregate amount of additional potential milestone payments you may pay in the future to BioMarin;

The Company is not obligated to make milestone payments to BioMarin under the License Agreement. However, the Company has agreed to take on the obligations of BioMarin to make certain milestone payments to the third-party licensor and to the former stockholders of Huxley. As previously reported in the Company’s Exchange Act filings, these obligations aggregate approximately $9.8 million with respect to the development of Firdapse for the treatment of LEMS (approximately $2.6 million of which will be due upon acceptance by the FDA of a filing of an NDA for Firdapse for the treatment of LEMS and approximately $7.2 million of which will be due on the unconditional approval by the FDA of an NDA for Firdapse for the treatment of LEMS).

The Company may also, under certain potential future circumstances, become obligated to pay additional milestone payments relating to the commercialization of Firdapse for indications other than LEMS. At such time as the Company begins to evaluate Firdapse for such indications, the Company understands that it will need to determine whether such additional future milestone payments are material and whether such future milestone payments need to be disclosed in the Company’s future SEC filings.

In that regard, all of the details of the milestone payment obligations that the Company undertook pursuant to the License Agreement are laid out with specificity in Exhibit F to the License Agreement. Such Exhibit F is subject to a confidential treatment order expiring October 26, 2022, dated January 8, 2013, and previously approved by the SEC.

Securities and Exchange Commission

August 22, 2014

•        [Please describe] the aggregate amount of additional potential milestone payments you may pay in the future to the third-party licensor;

The response to this question is set forth above.

•        [Please describe] the royalty payments you are obligated to pay to BioMarin (within a range of 10%);

The Company is obligated to pay to BioMarin a royalty of 7% of all net sales of Firdapse in North America in any calendar year up to $100,000,000 and a royalty of 10% of all net sales in North America in any calendar year over that amount. The Company’s royalty obligations to BioMarin start on the date in which the first commercial sale of Firdapse in North America occurs and expires seven years thereafter.

The Company is obligated to pay to the third-party licensor a royalty of 7% of all net sales of Firdapse in North America, subject to certain reductions as more particularly described in the license agreement with the third-party licensor.

The amount of all future royalty payments are the subject of a confidential treatment order expiring October 26, 2022, dated January 8, 2013, and previously approved by the SEC.

•        [Please describe] the royalty payments you are obligated to pay to the third party licensor (within a range of 10%);

See response above.

•        [Please describe] all material duration and termination provisions of the Agreement;

The license granted by the License Agreement is not limited to a time certain and, after payment of required milestone and royalty payments, becomes a fully-paid, royalty-free, perpetual and irrevocable license. Further, the License Agreement contains termination provisions typical of agreements of this type. The Company believes that the material termination provision that requires express disclosure in the Company’s SEC filings is the one that has been reported on describing the Company’s obligation to complete the double-blind treatment phase of the Phase 3 trial within a certain period of time.

•        [Please describe] any additional material provisions.

The Company believes it has disclosed all material provisions in its filings with the SEC and herein.

Securities and Exchange Commission

August 22, 2014

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing back from you regarding this response. If you have any questions, please feel free to give me a call.

Sincerely,

/s/ Philip B. Schwartz

Philip B. Schwartz